Exhibit 99.1

News release

Biofrontera AG announces progress of phase III study for the treatment of sBCC with Ameluz®

Leverkusen, Germany, February 1, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, is making progress in patient recruitment of its US phase III clinical study to investigate the treatment of superficial basal cell carcinoma (sBCC) with photodynamic therapy (PDT) using Ameluz® in combination with BF-RhodoLED® (together, Ameluz®-PDT). To date, 70% of the planned 186 patients have been enrolled in the study with completion of patient recruitment anticipated by the end of 2022.

Patient recruitment for this study has been ongoing since September 2018. Due to the demanding study protocol mandated by the FDA, patient recruitment has been slower than anticipated and was additionally decelerated by the pandemic. However, patient recruitment has recently picked up again. Following successful FDA approval, Ameluz® would be the only drug in the United States for the treatment of sBCC with PDT.

As a reminder, Ameluz®-PDT is approved in the European Union for the treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment since January 2017.

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About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Leverkusen-based company develops and markets innovative products for the treatment, protection and care of the skin. Its key products include Ameluz®, a prescription drug for the treatment of non-melanoma skin cancer and its precursors. Ameluz® has been marketed in the EU since 2012 and in the USA since May 2016. In Europe, the company also markets the Belixos® dermocosmetic series, a specialty care product for damaged skin.

Biofrontera is one of a few German pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.

www.biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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